Exhibit 99.1

26 March 2019

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN WHOLE OR IN PART, IN OR INTO THE UNITED STATES, AUSTRALIA, CANADA, JAPAN OR THE REPUBLIC OF SOUTH AFRICA OR ANY OTHER JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL.

THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFERING OF ANY SECURITIES. ANY OFFERING OF SECURITIES BY THE COMPANY IS NOT ADDRESSED TO ANY PERSON WITH A REGISTERED ADDRESS IN, OR WHO IS RESIDENT IN, THE UNITED STATES OR ANY U.S. PERSON, AND NO SUCH PERSONS ARE ENTITLED TO PARTICIPATE IN ANY SUCH OFFERING.

This announcement does not constitute an offer to buy, acquire or subscribe for (or the solicitation of an offer to buy, acquire or subscribe for) ordinary shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Motif Bio plc
("Motif Bio" or the "Company")

Motif Bio Raises £2.7m (US$3.55m)

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces it has raised £2.7 million (US$3.55 million), before expenses by way of a placing (the "Placing") via the issue of 45,000,000 ordinary shares in the capital of the Company with new and existing investors (the “Placing Shares”) at an issue price of 6p per Placing Share, to provide Motif with additional working capital.

As announced by the Company on 20 March 2019, a Type A meeting with the U.S. Food and Drug Administration (“FDA”) has been scheduled for 3 May 2019 to discuss the points raised in the Complete Response Letter received in respect of the Company’s New Drug Application (NDA) for iclaprim for the treatment of acute bacterial skin and skin structure infections. The Company expects to be able to provide guidance regarding the path forward for iclaprim upon receipt of the minutes from this meeting, which would typically be within 30 days from the meeting date.

The net proceeds from the Placing, when taken together with the Company’s existing cash resources, are expected to be sufficient to fund the business beyond the expected receipt of the FDA meeting minutes in June.

Assuming a viable route to approval, it is expected that further additional funds will be required to resubmit an NDA and reach a new approval date.

Graham Lumsden, Chief Executive Officer of Motif Bio, said:

“We are encouraged by the support shown by both new and existing investors as we strengthen our balance sheet. The Company now expects to be funded through completion of the FDA meeting and receipt of the minutes, which should provide guidance regarding the path forward for iclaprim.”

Details of the Placing

The Placing Shares will rank pari passu with the existing ordinary shares of 1 pence each in the capital of the Company (the “Ordinary Shares”) and application has been made for the Placing Shares to be admitted to trading on AIM (“Admission”). The Placing is conditional, inter alia, on Admission, and dealings are expected to commence at 8.00am on 29 March 2019.

The Placing, which utilises the Company's existing authorities to issue Ordinary Shares, was undertaken by SP Angel Corporate Finance LLP (“SP Angel”) who acted as bookrunner to the Company. SP Angel has also been appointed as the Company’s Joint Broker with immediate effect.

Total Voting Rights

Following Admission, the Company's enlarged issued share capital will comprise 342,491,023 Ordinary Shares with voting rights. This figure may therefore be used by shareholders in the Company as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change in their interest in, the share capital of the Company under the FCA's Disclosure Guidance and Transparency Rules.

The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

A copy of this announcement has been posted on the Company's website at www.motifbio.com.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD & JOINT BROKER)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

SP ANGEL CORPORATE FINANCE LLP (BOOKRUNNER & JOINT BROKER)	+44 (0)20 3470 0470
David Hignell
Vadim Alexandre
Rob Rees

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Note to Editors

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company's lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This release contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio's product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio's product candidates, (iii) Motif Bio's ability to successfully commercialise its product candidates, (iv) Motif Bio's ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio's commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio's expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio's product candidates, (viii) Motif Bio's ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio's estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio's ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled "Risk Factors" in Motif Bio's Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC's web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.